

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2023

Zaichang Ye
Chief Executive Officer and Director
SunCar Technology Group Inc.
c/o Shanghai Feiyou Trading Co., Ltd.
Suite 209, No. 656 Lingshi Road
Jing'an District, Shanghai, 200072
PRC

   Re: SunCar Technology Group Inc.
     Registration Statement on Form F-1
     Filed July 17, 2023
     File No. 333-273286

Dear Zaichang Ye:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1 filed July 17, 2023

Cover Page

1. Please revise your cover page and Plan of Distribution to identify each of GEM Investor and GYBL as underwriters. In this regard, we note your disclosure on page 93 that "GEM Investor may be deemed an "underwriter" within the meaning of Section 2(a)(11) of the Securities Act." We also note that GYBL received a warrant in connection with execution of the Share Purchase Agreement, dated November 4, 2022, and you disclose on page F-6 that you granted such warrant "as consideration for GEM Investor's irrevocable commitment to purchase the GEM Shares." For guidance, refer to Securities Act Compliance and Disclosure Interpretation 139.13.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Brian Fetterolf at 202-551-6613 or Dietrich King at 202-551-8071 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Elizabeth Fei Chen